 NEWS RELEASE

For Immediate Release
April 11, 2008

Canwest Global Communications Corp. Reports Second Quarter 2008 Results

- Second Quarter Revenues increase by 9% and EBITDA grows 15% -

WINNIPEG -- Canwest Global Communications Corp. (“Canwest or the “Company”) today reported financial results for the second quarter and six months ended February 29, 2008.

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Consolidated revenues for the second quarter were $702 million, an increase of 9% from $644 million compared to the same quarter last year. For the six month period revenues were up 8% to $1,570 million from $1,449 million compared to the same period last year.

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Consolidated EBITDA[1] in the second quarter was up 15% to $92 million, compared to $80 million for the same quarter in 2007. For the six month period EBITDA was up 9% to $314 million from $288 million compared to the same period last year. Included in the six month results are non-recurring restructuring expenses in the total amount of $16 million. Excluding these costs, EBITDA would have totaled $330 million for the six month period, an increase of 15% from the same period last year.

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Reported net earnings for the second quarter were negative $34 million or negative $0.19 per share, compared to net earnings of $7 million or $0.04 per share for the same quarter last year. For the six month period net earnings were $7 million or $0.04 per share compared to $73 million or $0.41 per share for the same period last year.

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Excluding the impact of the accretion of long term liabilities, foreign currency swap gains/losses, and restructuring expenses, earnings in the second quarter were $4 million or $0.02 per share up from break even or nil per share for the same quarter last year. For the six month period, earnings on the same basis were $95 million or $0.53 per share up from $59 million or $0.33 per share for the same period last year.

“Overall our second quarter results were solid, despite overall softening market conditions in Canada, and the impact of the Writers’ strike on Canadian television.  At the half way mark of our fiscal year, our publishing, specialty television and Australian operations produced strong results. Global and E! continued to face a challenging advertising and competitive environment compounded by the impact of the Writers’ strike. However, Global was able to maintain and in fact slightly improve its share of the top 10 shows in the 3 major markets of Toronto, Vancouver and Calgary, in the 18-49 demographic”, commented Leonard Asper, Canwest’s President and Chief Executive Officer.

Segmented Results

Publishing

Revenues for the Company's publishing operations for the second quarter were $306 million, 1% higher than revenues of $303 million for the same period in fiscal 2007. Publishing EBITDA of $59 million for the year was up 13% from $52 million in fiscal 2007. For the six months ended February 29, 2008, revenues were $668 million and EBITDA was $162 million up 3% and 15% respectively, from similar periods last year. The strong improvements in EBITDA reflect continued strong focus on cost containment.

Canadian Television combined

Canadian television operations, including CW Media (formerly Alliance Atlantis broadcast segment) specialty television operations reported in the second quarter of 2008, revenues of $234 million up from $166 million the previous year, an increase of 41%.  EBITDA increased significantly to $20 million from $3 million the previous year. For the six months ended February 29, 2008, reported revenues were $542 million and EBITDA was $90 million up 45% and 125% respectively, from similar periods last year. The strong increases year over year primarily reflect the acquisition of Alliance Atlantis.

On a pro forma basis,  revenue and adjusted EBITDA of the specialty operations of Alliance Atlantis, for the three months ended February 28, 2007, revenue and EBITDA would have decreased 3% from $241 million and 8% from $22 million. For the six months ended February 29, 2008, revenue and EBITDA would have both increased 1% from $536 million and $89 million respectively.

Canadian Television

Canadian television operations, excluding the CW Media specialty television operations reported a second quarter decrease in revenues to $150 million, down from $166 million and a decrease in EBITDA to negative $7 million from $3 million for the corresponding periods last year. For the six months ended February 29, 2008, revenues were $361 million and EBITDA was $25 million, down 3% and 38% respectively, from similar periods last year. The lower performances in revenue and EBITDA primarily relate to the impact of the Writers’ strike, which disrupted program schedules and viewing patterns, partly offset by reduced program expense.

CW Media

The newly acquired specialty television assets reported revenues of $84 million and EBITDA of $27 million for the second quarter, an increase of 12% on revenue and 43% on EBITDA compared to the same period last year.  For the six months ended February 29, 2008, revenues were $181 million and EBITDA was $65 million up 12% and 34% respectively, from similar periods last year.

Australian Television

Network TEN's second quarter revenue of $139 million was up 1% from $138 million during the same quarter in the previous year. TEN’s EBITDA of $35 million was down 6% from the $37 million from the same quarter in fiscal 2007.  For the six months ended February 29, 2008, reported revenues were $381 million and EBITDA was $139 million, up 8% and 12% respectively, from similar periods last year. Network TEN’s results were affected by their currency relative to the Canadian dollar and costs associated with their new digital media strategy.

Highlights of the second quarter

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Canwest received final approval from the CRTC regarding the acquisition of the specialty television assets of Alliance. Those assets which were acquired in August, 2007, were being held in trust pending a public hearing and decision from the Commission. On December 20, 2007, the CRTC conditionally approved the transaction and the change of control to Canwest. The Company completed the filing of all amendments and information requested and on January 18, 2008 the CRTC issued final approval.

•	Canwest Publishing, led by online classified advertising, local online display and FPInfomart, delivered overall growth in online digital revenue of 17% for the quarter.

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National Post received third highest number of awards (51 awards) in the world in the 29th annual Best of Newspaper Design Creative Competition, as well as recording improved financial results over last year.

•	Canwest launched the Ottawa based national newscast and Canwest News Service.

•	Turkey radio delivered strong top line revenue growth of 5% in the quarter and EBITDA growth of 54%.

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During the second quarter, Global TV, increased the number of top 10 shows in the 18-49 year old demographic with four of the top 10 shows in Toronto and Vancouver, and in Calgary had five of the top 10 shows compared to the same period last year.

•	TVtropolis specialty channel jumped up six places to number three in top 10 analog channels compared to same period last year.

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Network TEN in Australia reported its strongest start to a ratings year since OzTAM ratings began in 2001. It was number one in 18-49 year old demographic and number one, for the second year in a row, in all demographics for daytime viewing.

•	During the quarter, Canwest received an interim dividend from Ten Network Holdings of $46 million.

Outlook:

As we move into the second half of 2008 we anticipate improvement in overall operating results.  This, in large part will depend upon the state of the advertising market during the second half of fiscal 2008 and the influence of the upcoming Summer Olympic Games.

At Canadian broadcasting,  the second half of fiscal 2008 will feature a spring schedule that will include all new episodes of House, My name is Earl, The Simpsons, Family Guy, NCIS, The Office, Bones, Numbers, Brothers and Sisters. The strong performance of the newly acquired television assets in Canada validates the strategy of diversifying into higher growth media. For the balance of fiscal 2008 and beyond, the Company will focus on integrating the recently acquired specialty broadcasting assets and ensuring these premier brands deliver on the promise of re-balancing the revenue streams of our broadcasting group in order to spur renewed growth. We remain committed to developing solutions, both regulatory and competitively, to address the issues facing Global and E!

Forward-Looking Statements:

This news release contains certain comments or forward-looking statements about the objectives, strategies, financial conditions, results of operations and businesses of CanWest.  Statements that are not historical facts are forward-looking and are subject to important risks, uncertainties and assumptions.  These statements are based on our current expectations about our business and the markets in which we operate, and upon various estimates and assumptions.  The results or events predicted in these forward-looking statements may differ materially from actual results or events if known or unknown risks, trends or uncertainties affect our business, or if our estimates or assumptions turn out to be inaccurate.  As a result, there is no assurance that the circumstances described in any forward-looking statement will materialize.  Significant and reasonably foreseeable factors that could cause our results to differ materially from our current expectations are discussed in the section entitled "Risk Factors" contained in our Annual Information Form for the year ended August 31, 2007 dated November 20, 2007 filed by CanWest Global Communications Corp. with the Canadian securities commissions (available on SEDAR at  www.sedar.com ), as updated in our most recent Management's Discussion and Analysis for the three and six months ended February 29, 2008. We disclaim any intention or obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

The Company's financial statements and Management’s Discussion and Analysis for three and six months ended February 29, 2008 are available on the Company's website: www.canwest.com. Financial statements and Management’s Discussion and Analysis for three and six months ended February 29, 2008 for Canwest Limited Partnership can be found also on www.canwest.com. Financial statements for Ten Network Holdings Limited can be found at www.tencorporate.com.au.

The Company will hold its regular quarterly conference call with analysts on April 11, 2008 at 10:00 a.m. Eastern Standard Time.  The call-in numbers are 416-644-3414 or 800-733-7571.  Replays are also available for five days following the call at 416-640-1917 or 877-289-8525 [using the pass-code 21266282 followed by the pound sign.]

About Canwest Global Communications Corp.

Canwest Global Communications Corp. (www.canwest.com), (TSX: CGS and CGS.A,) an international media company, is Canada’s largest media company. In addition to owning the Global Television Network, Canwest is Canada’s largest publisher of English language daily newspapers and owns, operates and/or holds substantial interests in conventional television, out-of-home advertising, specialty cable channels, web sites and radio stations and networks in Canada, New Zealand, Australia, Turkey, Indonesia, Singapore, the United Kingdom and the United States.

For further information:

Media Contact:
Dervla Kelly, Director, Corporate Communications
Tel: (416) 442-3807
dekelly@canwest.com

Investor Contact:
Hugh Harley, Director, Investor Relations                                  John Maguire, Chief Financial Officer
Tel: (204) 956-2025                                                                           Tel: (204) 956-2025
hharley@canwest.com                                                                    jmaguire@canwest.com

CANWEST GLOBAL COMMUNICATIONS CORP.
BUSINESS SEGMENT INFORMATION
(unaudited)
(in thousands of Canadian dollars)

	For the three months ended		For the six months ended
	February 29, 2008	February 28, 2007	February 29, 2008	February 28, 2007
REVENUE

Publishing	306,465	302,564	668,371	646,431

Television
Canada	150,496	166,066	361,288	373,962
CW Media	83,770	-	180,897	-
	234,266	166,066	542,185	373,962
Australia	138,652	137,537	380,988	353,397
Total Television	372,918	303,603	923,173	727,359

Radio
Turkey	3,346	3,179	6,910	6,564
United Kingdom	458	277	846	511
Total radio	3,804	3,456	7,756	7,075

Out-of-home	39,070	34,846	81,357	70,374
Intersegment revenues	(738)	(786)	(2,276)	(2,699)
	721,519	643,683	1,678,381	1,448,540

Elimination of equity accounted affiliates	(19,644)	-	(108,767)	-

CONSOLIDATED REVENUE	701,875	643,683	1,569,614	1,448,540

SEGMENT OPERATING PROFIT

Publishing	59,367	52,356	161,532	140,110

Television
Canada	(7,182)	2,808	25,068	40,489
CW Media	27,395	-	64,527	-
	20,213	2,808	89,595	40,489
Australia	35,101	37,385	138,606	124,082
Total Television	55,314	40,193	228,201	164,571
Radio
Turkey	1,093	708	2,677	1,898
United Kingdom	(1,837)	(1,099)	(3,127)	(1,922)
Total radio	(744)	(391)	(450)	(24)

Out-of-home	1,706	(2,542)	4,848	2,484
Corporate and other	(9,239)	(9,632)	(18,751)	(18,657)
Restructuring expenses	(4,611)	-	(16,256)	-
	101,793	79,984	359,124	288,484

Elimination of equity accounted affiliates	(9,549)	-	(44,964)	-

OPERATING PROFIT (EBITDA)(1)	92,244	79,984	314,160	288,484

(1)  EBITDA is defined as earnings before interest, income taxes, amortization of intangibles, amortization of property,  and equipment, other amortization, interest rate and foreign currency swap gains (losses), accretion of long term liabilities, interest income, amortization of deferred financing costs, foreign exchange gains (losses), investment gains, losses and write-downs, minority interest, interest in earnings of equity accounted affiliates, realized currency translation adjustments and earnings from discontinued operations.  This supplementary earnings measure does not have a standardized meaning prescribed by Canadian generally accepted accounting principles and may not be comparable to similar measures presented by other companies nor should it be viewed as an alternative to net earnings.  The reconciliation of EBITDA to net earnings is evident on the face of the following consolidated statements of earnings.

CANWEST GLOBAL COMMUNICATIONS CORP.
CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
(UNAUDITED)
(In thousands of Canadian dollars except as otherwise noted)

	For the three months ended		For the six months ended
	February 29,	February 28,	February 29,	February 28,
	2008	2007	2008	2007

Revenue	701,875	643,683	1,569,614	1,448,540
Operating expenses	393,105	365,248	811,528	762,121
Selling, general and administrative expenses	211,915	198,451	427,670	397,935
Restructuring expenses	4,611	-	16,256	-
	92,244	79,984	314,160	288,484
Amortization of intangibles	2,217	1,485	4,648	2,523
Amortization of property and equipment	28,528	23,909	53,458	45,911
Other amortization	339	426	632	997
Operating income	61,160	54,164	255,422	239,053
Interest expense	(77,769)	(43,497)	(160,204)	(85,716)
Accretion of long term liabilities	(24,197)	-	(48,078)	-
Interest income	3,414	829	19,789	2,409
Amortization of deferred financing costs	-	(1,467)	-	(3,878)
Interest rate and foreign currency swap gains (losses)	(13,171)	12,221	(40,930)	21,000
Foreign exchange gains (losses)	(1,806)	3,816	4,275	6,693
Investment gains, losses and write-downs	(332)	707	2,536	717
	(52,701)	26,773	32,810	180,278
Provision for (recovery of) income taxes	(10,313)	7,000	25,610	60,293
Earnings (loss) before the following	(42,388)	19,773	7,200	119,985
Minority interest	(10,167)	(16,258)	(38,846)	(57,437)
Interest in earnings of equity accounted affiliates	19,741	958	39,577	1,321
Realized currency translation adjustments	(1,062)	1,025	(1,062)	600
Net earnings (loss) from continuing operations	(33,876)	5,498	6,869	64,469
Earnings from discontinued operations	-	1,565	-	8,957
Net earnings (loss) for the period	(33,876)	7,063	6,869	73,426

Earnings (loss) per share from continuing operations:
Basic Diluted	$(0.19)	$0.03	$0.04	$0.36
Earnings (loss) per share:
Basic Diluted	$(0.19)	$0.04	$0.04	$0.41